Assembly Biosciences, Inc.

101 Sixth Avenue, Ninth Floor

New York, NY 10013

VIA EDGAR AND FACSIMILE

January 13, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Suzanne Hayes, Assistant Director

Re:	Assembly Biosciences, Inc. Acceleration Request for Registration Statement on Form S-3 File No. 333-208806

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Assembly Biosciences, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Tuesday, January 19, 2016 at 4:30 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Maggie Wong at (415) 733-6071. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Maggie Wong, by facsimile to (858) 726-7517.

In connection with the foregoing, the Company hereby acknowledges the following:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Maggie Wong of Goodwin Procter LLP at (415) 733-6071.

Sincerely,

ASSEMBLY BIOSCIENCES, INC.

/s/ Derek Small
Derek Small
President and Chief Executive Officer

cc:	Irene J. Paik (United States Securities and Exchange Commission)

Christian Windsor (United States Securities and Exchange Commission)

David Barrett (Assembly Biosciences, Inc.)

Mitch S. Bloom, Esq. (Goodwin Procter LLP)

Maggie Wong, Esq. (Goodwin Procter LLP)